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                               FIRST SUPPLEMENT TO
                                      AIMCO
                           LITIGATION SETTLEMENT OFFER

                             AIMCO PROPERTIES, L.P.
  IS OFFERING TO PURCHASE ANY AND ALL UNITS OF LIMITED PARTNERSHIP INTEREST IN
                          CENTURY PROPERTIES FUND XVII
                          FOR $435.11 PER UNIT IN CASH

The Litigation Settlement Offer, dated November 15, 1999, was made as part of a proposed settlement of a class action and derivative lawsuit brought on behalf of limited partners in your partnership. PRELIMINARY COURT APPROVAL HAS BEEN OBTAINED. The settlement is subject to final court approval. The method of determining the offer price and other terms of the offer were negotiated at arm's length with settlement class counsel and incorporated into the settlement. Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. ROBERT A. STANGER AND CO., INC., AN INDEPENDENT INVESTMENT BANKING FIRM, HAS DELIVERED AN OPINION THAT OUR CASH OFFER PRICE (EXCLUDING THE SETTLEMENT FUND PAYMENT) IS FAIR TO YOU FROM A FINANCIAL POINT OF VIEW.

If units tendered for cash in this and other offers made as part of the settlement exceed $50 million (exclusive of amounts payable out of the settlement fund), we will accept only $50 million of units on a pro rata basis according to the value of units tendered by each person.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on December 30, 1999, unless we extend the deadline.

                             -----------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE LITIGATION SETTLEMENT OFFER FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

        o We determined our offer price in accordance with a method agreed upon by counsel representing the settlement class. The price per unit reflects an amount to be paid to tendering unitholders after taking into account amounts for estimated attorney fees, costs, and expenses which class counsel is permitted to seek in connection with the settlement. Our offer price may not reflect the fair market value of your units.
                                                        (continued on next page)

                             -----------------------

If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

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                                November 22, 1999





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(continued from cover page)

        o Stanger, in analyzing our offer, has estimated the net asset value, liquidation value and going concern value of your partnership units to be $482.00, $431.00 and $454.00 per unit.

        o Although your partnership's agreement of limited partnership provides for termination in the year 2006, the prospectus pursuant to which the units were sold in 1982 indicated that the properties owned by your partnership might be sold within 5 to 8 years of their acquisition if conditions permitted. The general partner of your partnership intends to solicit votes of the limited partners to extend the termination date of your partnership to 2020 in order to facilitate certain proposed refinancing.

        o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

        o Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

        o Although our offer price has been determined based on negotiations with counsel for the settlement class, we are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

        o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

        o Under the settlement, we will be required to make an additional offer to purchase units within 18 months at a price which may be higher than this offer.

        o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but, not limited to, the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                             -----------------------

         Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer. We will notify you of any such reduction.

         You will not pay any partnership transfer fees if you tender your units. However, you may incur transfer taxes, brokerage fees and other costs.

         Our offer is not subject to any minimum number of units being tendered.

                             -----------------------

         THE LITIGATION SETTLEMENT OFFER IS HEREBY SUPPLEMENTED AS FOLLOWS:

         Units tendered in response to the Offer to Purchase, dated October 25, 1999, will not be accepted. Letters of Transmittal and any unit certificates that we receive in response to that Offer to Purchase will be returned. If you would now like to tender those units to us in response to the Litigation Settlement Offer, you must complete, sign and mail or deliver the Letter of Transmittal relating to the Litigation Settlement Offer, a copy of which is enclosed for your convenience.



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




The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


               By Mail:                      By Overnight Courier:                       By Hand:

            P.O. Box 2065                      111 Commerce Road                    111 Commerce Road
    S. Hackensack, N.J. 07606-2065           Carlstadt, N.J. 07072                Carlstadt, N.J. 07072
                                          Attn.: Reorganization Dept.          Attn.: Reorganization Dept.

                          For information, please call:

                            TOLL FREE: (888) 349-2005





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